

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

John Kao
Chief Executive Officer
Alignment Healthcare, Inc.
1100 W. Town and Country Road, Suite 1600
Orange, CA 92868

>   **Re: Alignment Healthcare, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 18, 2021**
>   **File No. 333-253824**

Dear Mr. Kao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please include a summary here of the Stockholders Agreement with General Atlantic and Warburg Pincus, and disclose here the percentage of beneficial ownership each will hold following the completion of your offering.

You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance